July 20, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 145, LLC Offering Statement on Form 1-A Filed June 1, 2022 File No. 024-11899

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 145, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on June 1, 2022 (the “Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated June 22, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A Filed June 1, 2022

General

1.

Comment: Please revise to add a new section to discuss Administrator compensation and the Class A preferred shares in greater detail. Please quantify the expected number of Class A preferred shares to be issued upon completion of the offering and the aggregate value of their liquidation preference the Administrator would be entitled to receive upon a liquidation of the company. Additionally, we note that you anticipate holding individual works of art for 3-10 years. Please revise to include a hypothetical Administrator compensation table which discloses the issuance of Class A preferred shares over your anticipated hold period. Please include the anticipated number of shares, the aggregate value of their liquidation preference, any assumptions necessary to understand the associated disclosure and any other information necessary for investors to understand the potential compensation of the Administrator.

Response: In response to the Staff’s comment, the Company has added a new section to Amendment No. 1 named “Management — Summary of Administrator Compensation” to include the requested information.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS 145, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission